UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)

The Stephan Co.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

858603103
(CUSIP Number)

1850 West McNab Road, Ft. Lauderdale, FL  33309 (954) 971-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 4, 2004
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of
  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.[   ]
CUSIP No. 858603103



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Eastchester Enterprises, Inc.



2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
X


(b)



3.
SEC Use Only



4.
Source of Funds (See Instructions) BK, SC



5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6.
Citizenship or Place of Organization Florida






7.
Sole Voting Power 1,150,606




8.
Shared Voting Power  0




9.
Sole Dispositive Power 1,150,606




10.
Shared Dispositive Power 0



11.
Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,606



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares



13.
Percent of Class Represented by Amount in Row (11) 26.2%



14.
Type of Reporting Person CO



CUSIP No. 858603103



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Gunhill Enterprises, Inc.



2.
Check the Appropriate Box if a Member of a Group


(a)
X


(b)




3.
SEC Use Only



4.
Source of Funds BK, SC



5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6.
Citizenship or Place of Organization Florida






7.
Sole Voting Power 1,150,606




8.
Shared Voting Power 0




9.
Sole Dispositive Power 1,150,606




10.
Shared Dispositive Power 0



11.
Aggregate Amount Beneficially Owned by Each Reporting Person 1,150,606



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares



13.
Percent of Class Represented by Amount in Row (11) 26.2%



14.
Type of Reporting Person
CO



CUSIP No. 858603103



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Frank F. Ferola



2.
Check the Appropriate Box if a Member of a Group


(a)
X


(b)




3.
SEC Use Only



4.
Source of Funds BK, SC



5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6.
Citizenship or Place of Organization United States






7.
Sole Voting Power 797,028




8.
Shared Voting Power 14,305




9.
Sole Dispositive Power 797,028




10.
Shared Dispositive Power 14,305



11.
Aggregate Amount Beneficially Owned by Each Reporting Person 811,333



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)



13.
Percent of Class Represented by Amount in Row (11) 18.48%



14.
Type of Reporting Person
IN



CUSIP No. 858603103



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


Shouky A. Shaheen



2.
Check the Appropriate Box if a Member of a Group


(a)
X


(b)




3.
SEC Use Only



4.
Source of Funds BK, SC



5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6.
Citizenship or Place of Organization United States






7.
Sole Voting Power 332,368




8.
Shared Voting Power 0




9.
Sole Dispositive Power 332,368




10.
Shared Dispositive Power 0



11.
Aggregate Amount Beneficially Owned by Each Reporting Person 332,368



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares



13.
Percent of Class Represented by Amount in Row (11) 7.57%



14.
Type of Reporting Person
IN



CUSIP No. 858603103



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


..Thomas M. D'Ambrosio



2.
Check the Appropriate Box if a Member of a Group (See Instructions)


(a)
X


(b)




3.
SEC Use Only



4.
Source of Funds BK, SC



5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)



6.
Citizenship or Place of Organization United States






7.
Sole Voting Power 219,505




8.
Shared Voting Power 0




9.
Sole Dispositive Power 219,505




10.
Shared Dispositive Power 0



11.
Aggregate Amount Beneficially Owned by Each Reporting Person 219,505



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares



13.
Percent of Class Represented by Amount in Row (11) 5.00%



14.
Type of Reporting Person
IN



CUSIP No. 858603103



1.
Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).


John DePinto



2.
Check the Appropriate Box if a Member of a Group


(a)
X


(b)




3.
SEC Use Only



4.
Source of Funds BK, SC



5.
Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e



6.
Citizenship or Place of Organization United States






7.
Sole Voting Power 133,514




8.
Shared Voting Power 0




9.
Sole Dispositive Power 133,514




10.
Shared Dispositive Power 0



11.
Aggregate Amount Beneficially Owned by Each Reporting Person 133,514



12.
Check if the Aggregate Amount in Row (11) Excludes Certain Shares



13.
Percent of Class Represented by Amount in Row (11) 3.04%



14.
Type of Reporting Person
IN




ITEM 1.
Security and Issuer

The Stephan Co.
Common Stock

The Stephan Co.
1850 West McNab Road
Fort Lauderdale, FL 33309


ITEM 2.

Identity and Background



The following persons are filing this statement as a group, as they may be deemed to beneficially own their shares of Common Stock as a group:



1.
(a)
Eastchester Enterprises, Inc.

(b)
1850 West McNab Road
Fort Lauderdale, Florida 33309

(c)
Formed for the sole purpose of acquiring and owning the Common Stock of the Issuer

(d)
No

(e)
No

(f)
Florida



2.
(a)
Gunhill Enterprises, Inc.

(b)
1850 West McNab Road
Fort Lauderdale, Florida 33309

(c)
Formed for the sole purpose of acquiring and owning the Common Stock of the Issuer

(d)
No

(e)
No

(f)
Florida



3.
(a)
Frank F. Ferola, Sr.

(b)
1850 West McNab Road
Fort Lauderdale, Florida 33309

(c)
Director and Executive Officer of the Issuer,
Eastchester Enterprises, Inc. and Gunhill Enterprises,
Inc.

(d)
No

(e)
No

(f)
United States



4.
(a)
Shouky A. Shaheen

(b)
300 Northpark Office Park, Suite 710
3715 Northside Parkway, N.W.
Atlanta, GA 30327

(c)
Director of the Issuer, Eastchester Enterprises, Inc.
and Gunhill Enterprises, Inc.; Director and Executive
Officer of Shaheen & Co., Inc.

(d)
No

(e)
No

(f)
United States



5.
(a)
Thomas M. D'Ambrosio

(b)
1850 West McNab Road
Fort Lauderdale, Florida 33309

(c)
Director and Executive Officer of the Issuer, Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc.

(d)
No

(e)
No

(f)
United States



6.
(a)
John DePinto

(b)
236 River Park Drive
Jupiter, FL 33477

(c)
Director of the Issuer, Eastchester Enterprises, Inc. and Gunhill
Enterprises, Inc.

(d)
No

(e)
No

(f)
United States




ITEM 3.

Source and Amount of Funds or Other Consideration

Not applicable

ITEM 4.
Purpose of Transaction

As of August 24, 2004, the Merger Agreement was terminated. The reporting persons withdrew their offer to aquire the shares of the Issuer's Common Stock not owned by the reporting persons and informaed the Issuer that they decided not to pursue such an acquisition at this time.

ITEM 5.
Interest in Securities of the Issuer

(a) - (b)

Name of Beneficial Owner
Number of Shares
Beneficially Owned (1)(2)

Percentage of
Class (3)
Eastchester Enterprises, Inc.
1,150,606
26.2%
Gunhill Enterprises, Inc.
1,150,606 (4)
26.2%
Frank F. Ferola
811,333 (5)
18.48%
Shouky A. Shaheen
332,368
7.57%
Thomas M. D'Ambrosio
219,505
5.00%
John DePinto
133,514
3.04%

(1) Beneficial ownership, as reported in the above table, has been determined in accordance with Rule 13d-3 under the Exchange Act. Unless otherwise indicated, beneficial ownership includes both sole voting and sole dispositive power.
(2) Includes the following shares that may be acquired upon the exercise of options held by the specified person within 60 days of the date of this report: Mr. D'Ambrosio - 0; Mr. DePinto - 25,310;
Mr. Ferola - 200,000; and Mr. Shaheen - 5,062.
(3) Based on 4,389,805 shares of Common Stock outstanding as of August 24,
2004.
(4) Gunhill Enterprises, Inc. owns 0 shares of Common Stock directly, but may be deemed to be the beneficial owner of 1,150,606 shares of Common Stock because it is a wholly-owned subsidiary of Eastchester Enterprises, Inc.

(5) Includes 14,305 shares owned by Mr. Ferola's personal charitable foundation, of which Mr. Ferola is a co-trustee.

(c)
On August 4, 2004, in a cashless exercise pursuant to The Stephan Co.
1990 Key Employee Stock Incentive Plan, as amended, Mr. Ferola exercised 50,000 stock options and purchased 15,253 shares of Common Stock at a price per share of $3.44; 100,000 stock options and purchased 39,394 shares of Common Stock at a price per share of $3.00; 50,000 stock options and purchased 12,121 shares of Common Stock at a price per share of $3.75; and 57,000 stock options and purchased 11,630 shares of Common Stock at a price per share of $3.94 by application of the specified portion of shares of Common Stock issuable upon exercise of the stock options.
On August 6, 2004, in a cashless exercise pursuant to The Stephan Co. 1990 Key Employee Stock Incentive Plan, as amended, Mr. D'Ambrosio exercised 14,250 stock options and purchased 2,791 shares of Common Stock at a price per share of $3.94 by application of the specified portion of shares of Common Stock issuable upon exercise of the stock options.
On August 24, 2004, pursuant to the The Stephan Co. 1990 Key Employee Stock Incentive Plan, as amended, Mr. Shaheen exercised 5,062 stock options and purchased 5,062 shares of Common Stock at a price per share of $3.05; 5062 stock options and purchased 5,062 shares of Common Stock at a price per share of $3.67; 5,062 stock options and purchased 5,062 shares of Common Stock at a price per share of $3.71; and 5,062 stock options and purchased 5,062 shares of Common Stock at a price per share of $4.50.
(d)
None.
(e)
Not applicable.

ITEM 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

As of August 24, 2004, the Merger Agreement was terminated. The reporting persons withdrew their offer to aquire the shares of the Issuer's Common Stock not owned by the reporting persons and informed the Issuer that they decided not to pursue such an acquisition at this time.

ITEM 7.
Material to Be Filed as Exhibits

None



Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, Complete and correct.


Date
/s/ Frank F. Ferola, Sr.

Signature
Frank F. Ferola, Sr., President, on behalf of Eastchester Enterprises,
Inc.

Name/Title



Date
/s/ Frank F. Ferola, Sr.

Signature
Frank F. Ferola, Sr., President, on behalf of Gunhill Enterprises, Inc.

Name/Title



Date
/s/ Frank F. Ferola, Sr.

Signature
Frank F. Ferola, Sr.

Name/Title



Date
/s/ Shouky A. Shaheen

Signature
Shouky A. Shaheen

Name/Title



Date
/s/ Thomas M. D'Ambrosio

Signature
Thomas M. D'Ambrosio

Name/Title



Date
/s/ John DePinto

Signature
John DePinto

Name/Title